Exhibit 99.1

Sinovac Announces Results of 2016 Annual General Meeting of Shareholders

BEIJING, November 7, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced the results of the Company's 2016 Annual General Meeting of Shareholders held on Monday, November 7, 2016 in Beijing, PRC. The required quorum, a majority of the common shares outstanding, was voted by proxy.

The Company's shareholders approved the following proposals:

•	The re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company's directors until the next annual meeting of shareholders and or until their successors are duly elected;
•	The audited consolidated financial statements of the Company for the financial year ended December 31, 2015 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto;
•	The appointment of Ernst & Young Hua Ming LLP as the independent auditor of the Company for the fiscal year ending December 31, 2016 and to authorize the directors of the Company to fix such independent auditor's remuneration.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com